UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*

                          Concepts Direct, Inc.
                         _______________________
                            (Name of Issuer)

                      Common Stock, $0.10 Par Value
                    _________________________________
                      (Title of Class of Securities)

                                206013104
                             ______________
                             (CUSIP Number)

                           Phillip A. Wiland
                         Concepts Direct, Inc.
                         2950 Colorful Avenue
                       Longmont, Colorado 80505
                            (303) 772-9171
             _____________________________________________
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            April 28, 2003
        ______________________________________________________
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. [   ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 206013104                13D


       1. Names of Reporting Persons. I.R.S. Identification Nos.
          of above persons (entities only).

               Phillip A. Wiland

       2. Check the Appropriate Box if a Member of a Group
          (See Instructions)

          (a) [  ]
          (b) [  ]

       3. SEC Use Only

       4. Source of Funds (See Instructions).  PF

       5. Check if Disclosure of Legal Proceedings Is Required
          Pursuant to Items 2(d) or 2(e).      N/A

       6. Citizenship or Place of Organization.

               Colorado, United States of America

Number of      7. Sole Voting Power.           41,400
Shares
Beneficially   8. Shared Voting Power.         3,805,325
Owned by
Each           9. Sole Dispositive Power.      41,400
Reporting
Person With   10. Shared Dispositive Power.    3,805,325

      11. Aggregate Amount Beneficially Owned by Each Reporting
          Person.                              3,846,725

      12. Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions).   N/A

      13. Percent of Class Represented by Amount in Row (11).

               73.06%

      14. Type of Reporting Person (See Instructions).   IN



CUSIP No. 206013104                    13D


       1. Names of Reporting Persons. I.R.S. Identification Nos.
          of above persons (entities only).

              Linda S. Wiland

       2. Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a) [  ]
          (b) [  ]

       3. SEC Use Only

       4. Source of Funds (See Instructions).  PF

       5. Check if Disclosure of Legal Proceedings Is Required
          Pursuant to Items 2(d) or 2(e).      N/A

       6. Citizenship or Place of Organization.

               Colorado, United States of America

Number of       7. Sole Voting Power.          -0-
Shares
Beneficially    8. Shared Voting Power.        3,805,325
Owned by
Each            9.  Sole Dispositive Power     -0-
Reporting
Person With    10.  Shared Dispositive Power   3,805,325

      11. Aggregate Amount Beneficially Owned by Each Reporting
          Person.                              3,805,325

      12. Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions).   N/A

      13. Percent of Class Represented by Amount in Row (11).

              72.66%

      14. Type of Reporting Person (See Instructions).    IN


Item 1. Security and Issuer

     This statement on Schedule 13D relates to common stock, $0.10 par value ("Common Stock"), of Concepts Direct, Inc., a Delaware corporation ("Concepts Direct"). Concepts Direct's principal executive offices are located at 2950 Colorful Avenue, Longmont, Colorado 80504.

Item 2. Identity and Background

(a) Phillip A. Wiland and Linda S. Wiland (the "Wilands")

(b) 8000 North 41st Street, Longmont, Colorado 80503

(c) Phillip A. Wiland: Chairman, Chief Executive Officer and
    President, Concepts Direct, Inc., 2950 Colorful Avenue,
    Longmont, Colorado 80504

(d) Neither of the Wilands has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the past five years, neither of the Wilands has been a party to any civil proceeding resulting in or subjecting them to a judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Colorado, United States of America



Item 3.  Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.  Purpose of Transaction

The Wilands have previously announced their intent to acquire additional shares of Common Stock through open market or privately-negotiated purchases, and are filing this Amendment No.
7 to announce that they do not currently plan to acquire any additional shares of Common Stock.

The Wilands do not have any present intent to acquire additional shares of Common Stock, or to make a market in the Common Stock. At some point in the future, in the course of reviewing the business, prospects, and financial condition of Concepts Direct, the Wilands may formulate the intent to acquire additional shares of Common Stock in privately-negotiated transactions with one or more sellers, or on the open market, subject to limitations imposed on them by securities laws. At some point in the future, the Wilands may also formulate the intent to acquire all or substantially all of the assets of Concepts Direct, or all of the outstanding shares of Common Stock that they do not currently own through a merger, tender offer, or other business combination with Concepts Direct.

The Wilands do not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts
(a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

        (a) The Wilands own in joint tenancy 3,805,325 shares of Common Stock of Concepts Direct. In addition, Mr. Wiland holds 13,900 shares of Common Stock of Concepts Direct as custodian for his minor children under the Uniform Gifts to Minors Act and for which Mr. Wiland has sole voting and investment power. Also, Mr. Wiland holds stock options for 27,500 shares of Common Stock of Concepts Direct which are currently exercisable or will become exercisable within the next 60 days. Mr. Wiland has voting and investment control over approximately 73.06% of the outstanding Common Stock of Concepts Direct and Mrs. Wiland has voting and investment control over approximately 72.66% of the outstanding Common Stock of Concepts Direct.

            The above shares do not include 20,400 shares held by Bank One as Trustee of an irrevocable trust for minor children of the Wilands pursuant to a trust agreement dated as of September 30, 1986.

       (b) Mr. Wiland has the sole power to vote and dispose of 41,400 shares of Common Stock and shares the power to vote and dispose of 3,805,325 shares of Common Stock.

            Mrs. Wiland shares the power to vote and dispose of 3,805,325 shares of Common Stock.

       (c)  Not Applicable.

       (d)  Not Applicable.

       (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable



                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2003
______________________
Date


/s/ Phillip A. Wiland
______________________
Signature
Phillip A. Wiland
Name/Title


/s/ Linda S. Wiland
_______________________
Signature
Linda S. Wiland
Name/Title